UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF INFORMATION
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Entrust Financial Services, Inc.
(Exact name of registrant as specified in its charter)

Colorado	000-23965	84-1374481
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

6795 E. Tennessee Ave., 5th Floor, Denver, CO	80224
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 322-6999

Entrust Financial Services, Inc.
6795 E. Tennessee Ave., 5th Floor
Denver, CO 80224

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

August 4, 2005

     This Information Statement is being furnished to holders of record of the common stock of Entrust Financial Services, Inc. a Colorado corporation (the “Company”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

     No vote or other action by our shareholders is required in response to this Information Statement. Proxies are not being solicited.

     References throughout this Information Statement to “we”, “us” and “our” are to Entrust Financial Services, Inc.

INTRODUCTION

     The Company recently completed the transactions contemplated by the Stock Purchase Agreement by and among the Company, Entrust Mortgage, Inc., a wholly-owned subsidiary of the Company (“Entrust Mortgage”) and BBSB, LLC (“BBSB”) pursuant to which BBSB purchased all of the issued and outstanding shares of Entrust Mortgage in exchange for the cancellation of any and all obligations of the Company to BBSB and Entrust Mortgage and the assumption of certain obligations of the Company to third-parties (the “Entrust Mortgage Sale”).

     On May 12, 2005, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Arnold P. Kling (who subsequently assigned his interests under the Purchase Agreement to Moyo Partners, LLC) and R&R Biotech Partners, LLC (collectively, the “ENFN Stock Purchasers”), pursuant to which we agreed to enter into a private placement transaction for the sale and issuance to the ENFN Stock Purchasers of 49,500,000 shares of our common stock in exchange for aggregate gross proceeds to the Company of $500,000 (the “Entrust Financial Stock Sale”). The shareholders of the Company will not receive any consideration in the Entrust Financial Stock Sale, but will receive a one time aggregate dividend of $400,000, or approximately $0.153 per share, if both the Entrust Mortgage Sale and the Entrust Financial Stock Sale are completed. The remaining $100,000 of the consideration paid by the ENFN Stock Purchasers will be used to satisfy or reserve for the Company’s remaining liabilities and to pay the expenses related to the transaction. It was a condition precedent to the closing of the Entrust Financial Stock Sale that the Entrust Mortgage Sale be consummated.

     The Entrust Mortgage Sale and the Entrust Financial Stock Sale were approved by the shareholders of the Company on July 26, 2005.

     We anticipate that the Entrust Financial Stock Sale will be completed on or about August 5, 2005 and that Arnold P. Kling will be appointed to the Company’s board of directors and will serve with Steve Johnson, a current director. Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1, Mr. Johnson will resign and the composition of our board will change such that Mr. Kling will be the sole director. Effective upon the closing of the Entrust Financial Stock Sale, each of the Company’s current officers and two of the Company’s current directors, Linda Elliott and Kate Longenecker, will resign and Mr. Kling will be appointed by the Company’s board of directors as president of the Company. Kirk M. Warshaw will be appointed by the Company’s board of directors as chief financial officer and secretary of the Company.

     Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officers and director after completion of the Entrust Financial Stock Sale. You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Company is presently authorized to issue 100,000,000 shares of common stock. Prior to the closing of the Entrust Financial Stock Sale, 2,612,295 shares of our common stock were issued and outstanding as of August 2, 2005. After the closing of the Entrust Financial Stock Sale, we anticipate that there will be 52,112,295 shares of our common stock issued and outstanding.

     The following table sets forth, immediately following the closing of the Entrust Financial Stock Sale, certain information regarding the Company’s outstanding shares of common stock beneficially owned by (1) each person who the Company anticipates will beneficially own more than five percent of the Company’s common stock following the closing of the Entrust Financial Stock Sale and (2) the Company’s anticipated director and executive officers following the closing of the Entrust Financial Stock Sale. The information relating to share ownership is based upon information furnished the Company. The Company believes that the anticipated beneficial owners of common stock, based on information supplied by such owners, have sole investment and voting power with respect to the common stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class (1)
R&R Biotech Partners LLC(2)	39,600,000	75.99%
330 Madison Avenue, 27th Floor
New York, NY 10017
Moyo Partners, LLC (3)	9,900,000	19.00%
444 East 86th Street, PHF
New York, NY 10028
Arnold P. Kling (4)	9,900,000	19.00%
c/o Moyo Partners, LLC
444 East 86th Street, PHF
New York, NY 10028
Kirk M. Warshaw	0	0%
47 School Avenue
Chatham, NJ 07928
All other holders	2,612,295	5.01%
TOTAL	52,112,295	100.00%

(1) The percentage of common stock is calculated based upon 52,112,295 shares anticipated to be issued and outstanding immediately following the closing of the Entrust Financial Stock Sale.

(2) ARF Trust, Steven A. Horowitz, Trustee and Edward Rubin indirectly control R&R Biotech Partners, LLC and therefore are the beneficial owners of the shares held by this entity.

(3) Arnold Kling controls Moyo Partners, LLC and therefore is the beneficial owner of the shares held by this entity.

(4) Arnold Kling controls Moyo Partners, LLC and therefore is the beneficial owner of the shares held by this entity.

INCOMING DIRECTOR AND EXECUTIVE OFFICERS

     Upon the closing of the Entrust Financial Stock Sale, Arnold P. Kling will be appointed as a director and the president of the Company alongside current director Steve Johnson. Mr. Johnson will then resign immediately upon the completion of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1. Accordingly, Mr. Kling will constitute our entire board. Generally, the directors of the Company serve one year terms until their successors are elected. Upon the closing of the Entrust Financial Stock Sale, Kirk M. Warshaw will be appointed as the chief financial officer and secretary of the Company

BIOGRAPHICAL INFORMATION REGARDING THE
INCOMING DIRECTOR AND EXECUTIVE OFFICERS

     The principal occupations and brief summaries of the backgrounds of the anticipated incoming director and executive officers are as follows:

Arnold P. Kling, 47 Since 1999, Mr. Kling has been the President of Adelphia Holdings, LLC, a merchant-banking firm. Prior to joining Adelphia Holdings, from 1995 to 1999 he was managing director and general counsel of GH Venture Partners, LLC, a private equity and merchant banking boutique, and from 1993 to 1995 he was Executive Vice President and General Counsel of Buckeye Communications, Inc., a Nasdaq listed licensing and entertainment/multimedia company. From 1990 through 1993, Mr. Kling practiced corporate law as an associate and partner with Newman, Tannenbaum, Helpern, Syracuse & Hirschtritt in New York, New York. Mr. Kling received his Bachelor of Science degree from New York University in International Business in 1980 and his Juris Doctor degree from Benjamin Cardozo School of Law in 1983. Since January 2004, Mr. Kling has been the sole Director and Chief Executive Officer of Twin Lakes, Inc., a publicly reporting, non-trading company.

Kirk M. Warshaw, 47 Mr. Warshaw is a financial professional who, since 1990, has provided clients in a multitude of different industries advice on accounting, corporate finance, and general business matters. Prior to starting his own consulting firm, from 1983 to 1990, he held the various titles of Controller, CFO, President, and CEO at three separate financial institutions in New Jersey. From 1980 through 1983, Mr. Warshaw was a Senior Accountant at the public accounting firm of Deloitte, Haskins & Sells. Mr. Warshaw is a 1980 graduate of Lehigh University and has been a CPA in New Jersey since 1982. Mr. Warshaw is currently the Chief Financial Officer of two publicly reporting companies, a Director of Empire Financial Holding Company(AMEX:EFH),and a Director of two privately owned entities.

CHANGE OF CONTROL

     We have entered into the Purchase Agreement, pursuant to which we will issue to the ENFN Stock Purchasers an aggregate of 49,500,000 shares of our capital stock. Upon the closing of the Entrust Financial Stock Sale, the ENFN Stock Purchasers will attain voting control of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Other than as sole managing member of Moyo Partners, LLC, who will own approximately 19.0% of the Company’s issued and outstanding stock immediately following the closing of the Entrust Financial Stock Sale, Mr. Kling is not involved in any other material transaction with the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The compensation of the director and executive officers of the Company following the Entrust Financial Stock Sale has not yet been determined.

COMMITTEES

     The Company has not yet determined what, if any, committees of the Board of Directors will be implemented following the Entrust Financial Stock Sale.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

SIGNATURES

     In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2005

ENTRUST FINANCIAL SERVICES, INC. By: /s/ Jeffrey D. Rudolph Jeffrey D. Rudolph Chief Executive Officer